File No. 812-15055

As filed with the Securities and Exchange Commission on October 24, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDMENT TO THE

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Federated Adviser Series

And

Federated Global Investment Management Corp., Federated MDTA, LLC, Federated Equity Management Company of Pennsylvania, Federated Investment Counseling, AND Federated Investment Management Company

4000 Ericsson Drive

Warrendale, PA 15086-7561

Please direct all communications regarding this Application to:

Peter Germain, Esquire

Federated Investors Tower

Pittsburgh, PA 15222-3779

With copies

to:

Clair E. Pagnano

K&L Gates LLP

State Street Financial Center, One Lincoln Street,

Boston, MA 02111

This Application (including Exhibits) contains 30 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

Federated Adviser Series, Federated Global Investment Management Corp., Federated MDTA, LLC, Federated Equity Management Company of Pennsylvania, Federated Investment Counseling, and Federated Investment Management Company

) ) ) ) ) ) ) ) ) )	FIRST AMENDMENT TO THE APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Investment Company Act of 1940

File No. 812-15055

I.	INTRODUCTION

Federated Adviser Series (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each a “Fund” and collectively, as applicable, the “Funds”), on behalf of each Fund of the Trust that will operate as a Subadvised Fund, as defined herein, and Federated Global Investment Management Corp., Federated MDTA, LLC, Federated Equity Management Company of Pennsylvania, Federated Investment Counseling, and Federated Investment Management Company (each, an “Adviser” and collectively, as applicable, the “Advisers” and, the Advisers, together with the Trust, the “Applicants”), [1],[2] hereby submit this amended application (such application, together with any further amendments thereto, the “Application”), to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Advisers, subject to the approval of the board of trustees of the Trust (the “Board” or “Trustees”),[3] including a majority of those who are not “interested persons” of the Trust or the Advisers, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment subadvisers (each a “Subadviser” and collectively, the “Subadvisers”) for all or a portion of the assets of one or more of the Funds pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”), and (ii) materially amend Subadvisory Agreements with the Subadvisers. As used herein, a “Subadviser” for a Fund is any investment adviser that enters into a Subadvisory Agreement with respect to a Fund.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(l)(ii), 22(c)(l)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Unlike certain previous exemptions that the Commission has granted only with respect to certain wholly-owned and non-affiliated subadvisers, consistent with recent precedent, the relief described in this Application would also extend to any Subadviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) [4] of the Fund or the Adviser for reasons other than serving as investment subadviser to one or more Funds (an “Affiliated Subadviser”).[5]

Applicants request that the relief sought herein apply to the Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by one or more of the Advisers, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Fund” and collectively, the “Subadvised Funds”).[6]

Applicants are seeking this exemption primarily to enable the Advisers and the Board to obtain for a Subadvised Fund the services of one or more Subadvisers believed by the Advisers and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Funds, and to make material amendments to Subadvisory Agreements believed by the Advisers and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Subadvisory Agreements. Under this structure, the Advisers, in their capacity as investment adviser, would evaluate, allocate assets to and oversee one or more Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Funds would be negatively impacted without the requested relief because of delays in hiring or replacing Subadvisers and costs associated with the proxy solicitation to approve new or amended Subadvisory Agreements.

II.	BACKGROUND
a.	The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Board consists of nine members, seven of whom are Independent Trustees. The Trust currently consists of ten Funds, which are offered and sold pursuant to a registration statement on Form N-lA. The Advisers serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to certain Subadvised Funds.

b.	The Advisers

The Advisers are each registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisers are indirect, wholly-owned subsidiaries of Federated Investors, Inc. (“Federated”). Federated is a global asset management company that, acting through its subsidiaries, provides investment management and related services to institutional and individual clients. Each Adviser serves as the investment adviser to certain Funds pursuant to an investment advisory agreement (each an “Investment Advisory Agreement” and together the “Investment Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Advisory Agreement has been, or will be, approved by the Board, including a majority of the Independent Trustees, and by the shareholders or the initial shareholder of the relevant Subadvised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of these Investment Advisory Agreements comply, or will comply, with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Advisers, subject to the oversight of the Board, provide investment research and supervision of the investments of each Subadvised Fund and conduct (or engage one or more investment subadvisers to conduct) a continuous program of investment evaluation and of appropriate sale or other disposition and reinvestment of each Subadvised Fund’s assets. As the investment adviser to each Subadvised Fund, the Advisers will monitor compliance of each Subadviser with the investment objectives and related investment policies.

Consistent with the terms of each Investment Advisory Agreement, the Advisers may, subject to the direction and approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required), select and contract with one or more Subadvisers to manage the investments and determine the composition of the assets of the Subadvised Fund. Subject to the direction of the Board and the terms of Investment Advisory Agreement, the Advisers will monitor compliance of each Subadviser with the investment objectives and related investment policies, as set forth in the Subadvised Fund’s registration statement filed with the Commission of any Subadvised Fund under the management of such Subadviser, and review and report to the Board on the performance of such Subadviser. In the event a Subadviser is employed, Adviser retains the authority to immediately assume responsibility for any functions delegated to a Subadviser. If the name of any Subadvised Fund contains the name of a Subadviser, then the name of the Advisers that serve as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser (e.g., Federated), will precede the name of the Subadviser.

For its services to each Subadvised Fund under the applicable Investment Advisory Agreement, the Advisers receive an investment management fee from that Subadvised Fund. A Subadviser will receive an investment management fee from the Advisers. The fees paid to the Subadvisers will be the result of negotiations between the Advisers and the Subadvisers and will be approved by the Board, including a majority of its Independent Trustees.

c.	The Subadvisers

Pursuant to the authority under the Investment Advisory Agreement, the Advisers may enter into Subadvisory Agreements with various Subadvisers on behalf of the Subadvised Funds.

The Subadvisers are, and any future Subadvisers will be, “investment advisers” to the Subadvised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Subadvisers are, and any future Subadvisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Advisers select Subadvisers based on the Advisers’ evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. The Advisers may employ multiple Subadvisers for one or more of the Subadvised Funds. In those instances, the Advisers would allocate and, as appropriate, reallocate a Subadvised Fund’s assets among the Subadvisers.

The Advisers engage in an on-going analysis of the continued advisability of retaining a Subadviser and make recommendations to the Board as needed. The Advisers also negotiate and renegotiate the terms of the Subadvisory Agreements with the Subadvisers, including the fees paid to the Subadvisers, and make recommendations to the Board as needed.

The Subadvisers, subject to the oversight of the Advisers and the Board, determine, or will determine, the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof. The Subadvisers[7] also may place orders with brokers or dealers that they select.[8] Notwithstanding the foregoing, the Advisers reserve, or will reserve, the right and retain complete authority to assume direct responsibility for determining the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and for executing portfolio transactions with applicable brokers or dealers on behalf of a Subadvised Fund’s portfolio or a portion thereof. The Subadvisers keep, or will keep, certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and assist, or will assist, the Advisers to maintain the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act. The Subadvisers monitor, or will monitor, the respective Subadvised Fund’s investments and provide, or will provide, periodic reports to the Board and the Advisers. The Subadvisers also make, or will also make, their officers and employees available to the Advisers and the Board to review the investment performance and investment policies of the Subadvised Fund.

Each Subadvisory Agreement has been, or will be, approved by the Board, including a majority of its Independent Trustees, and the shareholders or the initial shareholder of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act. The terms of each Subadvisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement sets forth, or will set forth, the duties of the Subadvisers and precisely describes, or will describe, the compensation paid to the Subadvisers.

After the first two years of the Subadvisory Agreements, as required by Section 15(c) of the 1940 Act, the terms of the Subadvisory Agreements are reviewed and renewed on an annual basis by the Board, including a majority of its Independent Trustees. Each year, the Board dedicates substantial time to review contract matters, including matters relating to Investment Advisory Agreements and Subadvisory Agreements. The Board will review comprehensive materials received from the Adviser, the Subadvisers, independent third parties and independent counsel. The Board will consist of a majority of Independent Trustees. Applicants will continue this annual review and renewal process for Subadvisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board reviews information provided by the Advisers and Subadvisers when it is asked to approve or renew Subadvisory Agreements. A Subadvised Fund discloses the basis for the Board’s approval and renewal of the Investment Advisory Agreements and any applicable Subadvisory Agreements in the Subadvised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board is maintained as part of the records of the respective Subadvised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Subadvisory Agreements, the Advisers will agree to pay the Subadvisers fees out of the fees paid to the Advisers under the Investment Advisory Agreements.[9] Each Subadviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund. The Subadvisers may also agree in the Subadvisory Agreements to share in any fee waivers, or expense assumptions and reimbursements, with respect to the Subadvised Funds, imposed or made by the Advisers of their affiliates.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	APPLICABLE LAW AND DISCUSSION
a.	Shareholder Vote
i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Subadvisers are deemed to be within the definition of an “investment adviser” and, therefore, the Subadvisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Advisory Agreements.

Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a Subadvised Fund to approve Subadvisory Agreements whenever the Advisers propose to the Board to hire new Subadvisers for a Subadvised Fund. This provision would also require shareholder approval by a majority vote for any material amendment to Subadvisory Agreements.

The Subadvisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Subadvisers.[10] Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act. Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Subadvisers. Each Subadviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Subadvisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

ii.	Requested Relief

Applicants seek relief to: (i) select Subadvisers, including Affiliated Subadvisers,[11] to manage all or a portion of the assets of a Subadvised Fund and enter into Subadvisory Agreements; and (ii) materially amend Subadvisory Agreements with such Subadvisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Advisers either will operate a Subadvised Fund, or may operate a Subadvised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Funds to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including subadvisory contracts.[12] Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.[13] The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for subadvised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and, instead, the investment adviser selects, oversees, and evaluates subadvisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and oversight of the Subadvisers, is vested in the Advisers, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the Subadvisers in the Advisers in light of the management structure of the Subadvised Funds, as well as the shareholders’ expectation that the Advisers are in possession of information necessary to select the most capable Subadvisers. The Advisers have the requisite expertise to evaluate, select and oversee the Subadvisers. The Advisers will not normally make day-to-day investment decisions for a Subadvised Fund.[14]

From the perspective of the shareholder, the role of the Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Fund. Shareholders expect the Advisers, subject to review and approval of the Board, to select a Subadviser who is in the best position to achieve a Subadvised Fund’s investment objective. Shareholders also rely on the Advisers for the overall management of a Subadvised Fund and a Subadvised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and each Adviser and each Subadviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreements and the Subadvisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Subadvised Funds in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Advisers and the Board will consider the reasonableness of the Subadvisers’ compensation with respect to each Subadvised Fund for which the Subadvisers will provide portfolio management services. Although only the Advisers’ fees are payable directly by a Subadvised Fund, and the Subadvisers’ fees are payable by the Advisers,[15] the Subadvisers’ fees directly bear on the amount and reasonableness of the Advisers’ fees payable by a Subadvised Fund. Accordingly, the Advisers and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.

With respect to oversight, Applicants note that the Advisers perform and will perform substantially identical oversight of all Subadvisers, regardless of whether they are affiliated with the Advisers. Such oversight is similar in many respects to how the Advisers would oversee their own internal portfolio management teams.

2.	Lack of Economic Incentives

In allocating the management of Subadvised Fund assets between the Advisers and one or more Subadvisers, Applicants acknowledge that the Advisers have an incentive to consider the benefit the Advisers will receive, directly or indirectly, from the fees paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Advisers from acting to the detriment of a Subadvised Fund and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Advisers will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any subadvisory arrangement when the Board is considering, with respect to a Subadvised Fund, a change in Subadviser or an existing Subadvisory Agreements as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Subadvisers or any renewal of an existing Subadvisory Agreement is in the best interests of the Subadvised Fund and its shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Advisers, the Subadvisers, or any officer or Trustee of a Subadvised Fund or any officer or board member of the Advisers derives an inappropriate advantage.

Applicants note that the relief they are requesting would not be subject to two conditions that have been customary in previous exemptive orders for similar relief but have been incorporated into a recent exemptive order upon which this application is modeled[16], including (i) restrictions on the ownership of interest in Subadvisers by trustees and officers of Subadvised Funds and the Advisers, and (ii) a requirement that the Advisers provide the Board with profitability reports each quarter. Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership, Applicants assert that restricting ownership of interests in a Subadviser by trustees and officers would not be meaningful where the Advisers may themselves own an interest in the Subadviser and the Subadviser may be selected for a Subadvised Fund under the requested relief.[17] As to the condition requiring quarterly profitability reports, Applicants note that the Board would review profitability information at the time of any proposed Subadviser change (see condition 7) and as part of its annual review of each Subadvisory Agreement pursuant to Section 15(c) of the 1940 Act.

Prior to the recent Carillon exemptive order, the Commission has granted the requested relief solely with respect to certain wholly-owned and non-affiliated subadvisers through numerous exemptive orders. That relief has been premised on the fact that such a Subadviser serves in the same limited capacity to that of an individual portfolio manager. Applicants believe this same rationale supports extending the requested relief to Affiliated Subadvisers. Moreover, Applicants note that, while the Advisers’ judgment in recommending a Subadviser can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to Affiliated Subadvisers. For one, the Advisers face those conflicts and incentives in allocating fund assets between themselves and a Subadviser, and across Subadvisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Advisers have employed and will continue to employ the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Advisers and Subadvisers.

While the selection and retention of Affiliated Subadvisers by the Advisers potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned Subadvisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of Subadvisers and specific to Affiliated Subadvisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.

3.	Benefits to Shareholders

Without the requested relief, when a new Affiliated Subadviser is retained by the Adviser on behalf of a Subadvised Fund, the shareholders of the Subadvised Fund are generally required to approve the Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement with an Affiliated Subadviser is amended in any material respect, approval by the shareholders of the affected Subadvised Fund may be required. Moreover, if a Subadvisory Agreement with an Affiliated Subadviser is “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund will be required to approve retaining the existing Subadviser. In all these instances the need for shareholder approval requires a Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to a Subadvised Fund and its shareholders.

As noted above, shareholders investing in a Fund that has a Subadviser are effectively hiring the Advisers to manage a Subadvised Fund’s assets by overseeing, monitoring and evaluating the Subadviser rather than by the Advisers hiring their own employees to oversee the Subadvised Fund. Applicants believe that permitting the Advisers to perform the duties for which the shareholders of a Subadvised Fund are paying the Advisers — the selection, oversight and evaluation of Subadvisers, including Affiliated Subadvisers — without incurring unnecessary delays or expenses is appropriate and in the interest of a Subadvised Fund’s shareholders and will allow such Subadvised Fund to operate more efficiently. Within this structure, the Advisers are in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a Subadvised Fund will be able to hire or replace Affiliated Subadvisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Advisers believe that a change would benefit a Subadvised Fund and its shareholders.

Prior to the Carillon exemptive order, the Commission has previously granted the requested relief solely with respect to certain wholly-owned and non-affiliated subadvisers through numerous exemptive orders. That relief would permit the Subadvised Funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making a material amendment to a Subadvisory Agreement with respect to such subadvisers. As discussed above, Applicants believe the same rationale supports extending the requested relief to Affiliated Subadvisers as well, and while Affiliated Subadvisers may give rise to different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all Subadvisers equally under the requested relief might help avoid the selection of Subadvisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.[18]

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act. Moreover, the relevant Board will consider the Investment Advisory Agreements and Subadvisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisers to each Subadviser.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers, including Affiliated Subadvisers, if the requested relief is granted. If a new Subadviser is retained, an existing Subadviser is terminated, or a Subadvisory Agreement is materially amended, a Subadvised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.

If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[19] and (b) a Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a Subadvised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing Subadvisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

Prior to any Subadvised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Subadvised Fund offering its shares.[20]

b.	Fee Disclosure
i.	Regulatory Background

Form N-lA is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-lA requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser. The exemption from Regulation S-X requested below would permit a Subadvised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

ii.	Requested Relief

Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) (a) the aggregate fees paid to the Advisers and any Wholly-Owned Subadvisers; and (b) the aggregate fees paid to Affiliated and Non-Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(l)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of a Subadvised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Advisers intend to operate Subadvised Funds under a multi-manager structure. As a result, disclosure of the individual fees that the Advisers pay to the Subadvisers would not serve any meaningful purpose.

As noted above, the Advisers may operate Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Advisers to manage the Subadvised Fund’s assets by overseeing, evaluating, monitoring and recommending Subadvisers rather than by hiring their own employees to manage the assets directly. The Advisers, under the oversight of the Board, are responsible for overseeing the Subadvisers and recommending their hiring and replacement. In return, the Advisers receive advisory fees from the Subadvised Funds. Pursuant to each Investment Advisory Agreement, the Advisers compensate the Subadvisers directly.[21] Disclosure of the individual fees that the Advisers would pay to the Subadvisers does not serve any meaningful purpose since investors pay the Advisers to oversee, monitor, evaluate and compensate the Subadvisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Subadvised Fund’s overall advisory fees will be fully disclosed and, therefore, shareholders will know what a Subadvised Fund’s fees and expenses are and will be able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Funds to disclose the fees negotiated between the Advisers and the Subadvisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Funds, the shareholders will have chosen to employ the Advisers and to rely upon the Advisers’ expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Subadvised Funds to be informed of the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.[22]

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Advisers’ ability to negotiate the fees paid to Subadvisers, including Affiliated Subadvisers. The Advisers’ ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Advisers are not required to disclose the Subadvisers’ fees to the public, the Advisers may be able to negotiate rates that are below a Subadviser’s “posted” amounts as the rate would not be disclosed to the Subadviser’s other clients. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser would likely take it into account in negotiating its own fee.

Prior to the Carillon exemptive order, the Commission has previously granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated Subadvisers through numerous exemptive orders. That relief only permitted the disclosure of aggregate fees paid to Wholly-Owned and Non-Affiliated Subadvisers and required disclosure of individual fees paid to Affiliated Subadvisers. If the requested relief under Section 15(a) of the 1940 Act is granted to extend to Affiliated Subadvisers, Applicants believe it is appropriate to permit each Subadvised Fund to disclose only aggregate fees paid to Affiliated Subadvisers for the same reasons that similar relief has been granted to Wholly-Owned and Non-Affiliated Subadvisers, as discussed above.

c.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for Subadvisers, including Affiliated Subadvisers, have been granted previously by the Commission with respect to Wholly-Owned and Non-Affiliated Subadvisers. See, e.g., Carillon Series Trust, et al., Investment Company Act Release Nos. 33464 (April 25, 2019) (notice) and 33494 (May 29, 2019) (order); Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order) (“Natixis”); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order) (“Advisors”); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order) (“TriLine”); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order) (“SL”); DMS ETF Trust I, et al., Investment Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order) (“DMS”).

Applicants contend that any variance from the relief granted in the precedent provided above and the relief requested in this Application is not material and does not vary from the policy reasons for the applicable rules, or the Commission’s granting of an exemption therefrom. Consistent with previous exemptive relief granted by the Commission, shareholders will be aware of the fees paid by the Subadvised Funds for advisory services as set forth by the Aggregate Fee Disclosure. For the reasons set forth above, Applicants believe that the relief sought with respect to Affiliated Subadvisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)	Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be, or has been, approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

(2)	The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Advisers have the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

(3)	The Advisers will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and oversight of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers for all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers, (iv) monitor and evaluate the Subadvisers’ performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

(4)	Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

(5)	At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6)	Independent Legal Counsel, as defined in Rule 0-l(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(7)	Whenever a Subadviser is hired or terminated, the Advisers will provide the Board with information showing the expected impact on the profitability of the Advisers.

(8)	The Board must evaluate any material conflicts that may be present in a subadvisory arrangement. Specifically, whenever a subadviser change is proposed for a Subadvised Fund (“Subadviser Change”) or the Board considers an existing Subadvisory Agreement as part of its annual review process (“Subadviser Review”):
(a)	the Advisers will provide the Board, to the extent not already being provided pursuant to section 15(c) of the 1940 Act, with all relevant information concerning:
(i)	any material interest in the proposed new Subadviser, in the case of a Subadviser Change, or the Subadviser in the case of a Subadviser Review, held directly or indirectly by the Advisers or a parent or sister company of the Advisers, and any material impact the proposed Subadvisory Agreement may have on that interest;
(ii)	any arrangement or understanding in which the Advisers or any parent or sister company of the Advisers is a participant that (A) may have had a material effect on the proposed Subadviser Change or Subadviser Review, or (B) may be materially affected by the proposed Subadviser Change or Subadviser Review;
(iii)	any material interest in a Subadviser held directly or indirectly by an officer or Trustee of the Subadvised Fund, or an officer or board member of the Advisers (other than through a pooled investment vehicle not controlled by such person); and
(iv)	any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Subadviser Change or Subadviser Review.
(b)	the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Subadviser Change or continuation after Subadviser Review is in the best interests of the Subadvised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Advisers, a Subadviser, any officer or Trustee of the Subadvised Fund, or any officer or board member of the Advisers derives an inappropriate advantage.
(9)	Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(10)	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(11)	Any new Subadvisory Agreement or any amendment to an existing Investment Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Fund will be submitted to the Subadvised Fund’s shareholders for approval.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Trust authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 and A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 and B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 1001 Liberty Avenue, Pittsburgh, PA 151431 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

Applicants have caused this Application to be duly signed on their behalf on the 24th day of October, 2019.

Federated Adviser Series

By: /s/J. Christopher Donahue

Name: J. Christopher Donahue

Title: President

Federated Global Investment Management Corp.

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

Federated MDTA, LLC

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

Federated Equity Management Company of Pennsylvania

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

Federated Investment Counseling

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

Federated Investment Management Company

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

EXHIBIT INDEX

A.	Verifications
1.	Verification of Federated Adviser Series
2.	Verification of Federated Global Investment Management Corp.
3.	Verification of Federated MDTA, LLC
4.	Verification of Federated Equity Management Company of Pennsylvania
5.	Verification of Federated Investment Counseling
6.	Verification of Federated Investment Management Company
B.	Certifications
1.	Certification of Federated Adviser Series
2.	Certification of Federated Global Investment Management Corp.
3.	Certification of Federated MDTA, LLC
4.	Certification of Federated Equity Management Company of Pennsylvania
5.	Certification of Federated Investment Counseling
6.	Certification of Federated Investment Management Company

Exhibit A-1

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated October 24, 2019, for and on behalf of the Federated Adviser Series (the “Trust”); that he is Secretary; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/Peter J. Germain
Name: Peter Germain, Esquire

Exhibit A-2

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated October 24, 2019, for and on behalf of Federated Global Investment Management Corp. (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/John B. Fisher
Name: John B. Fisher

Exhibit A-3

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated October 24, 2019, for and on behalf of Federated MDTA, LLC (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/John B. Fisher
Name: John B. Fisher

Exhibit A-4

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated October 24, 2019, for and on behalf of Federated Equity Management Company of Pennsylvania (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John B. Fisher
Name: John B. Fisher

Exhibit A-5

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated October 24, 2019, for and on behalf of Federated Investment Counseling (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/John B. Fisher
Name: John B. Fisher

Exhibit A-6

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated October 24, 2019, for and on behalf of Federated Investment Management Company (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John B. Fisher
Name: John B. Fisher

Exhibit B-1

Officer’s Certificate

The undersigned, being duly elected Secretary of the Federated Adviser Series (the “Trust”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees of such Trust at a meeting duly held on May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 24th day of October, 2019.

By:  /s/ Peter J. Germain
Name: Peter Germain, Esquire

Title: Secretary

 Federated Adviser Series

Resolved,	that the appropriate officers of the Trust be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment advisers, Federated Global Investment Management Corp. (“Fed Global”), Federated MDTA, LLC (“MDT Adviser”), Federated Equity Management Company of Pennsylvania (“FEMCP”), Federated Investment Counseling (“FIC”), and Federated Investment Management Company (“FIMCO”) (each, an “Adviser” and together, the “Advisers”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Advisers be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Advisers from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-2

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated Global Investment Management Corp. (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 24th day of October, 2019.

By:  /s/ George F. Magera
Name: George F. Magera
Title: Assistant Secretary

Federated Global Investment Management Corp.

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated Global Investment Management Corp. (“Fed Global” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-3

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated MDTA LLC (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Managers of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 24th day of October, 2019.

By:  /s/ George F. Magera
Name: George F. Magera
Title: Secretary

FEDERATED MDTA LLC

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated MDTA, LLC (“MDT Adviser” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-4

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated Equity Management Company of Pennsylvania (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 24th day of October, 2019.

By:  /s/ George F. Magera
Name: George F. Magera
Title: Assistant Secretary

FEDERATED EQUITY MANAGEMENT COMPANY
OF PENNSYLVANIA

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated Equity Management Company of Pennsylvania (“FEMCP” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-5

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated Investment Counseling (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 24th day of October, 2019

By:  /s/ George F. Magera
Name: George F. Magera
Title: Secretary

FEDERATED INVESTMENT COUNSELING

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated Investment Counseling (“FIC” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-6

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated Investment Management Company (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 24th day of October, 2019.

By:  /s/ George F. Magera
Name: George F. Magera
Title: Assistant Secretary

FEDERATED INVESTMENT MANAGEMENT COMPANY.

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated Investment Management Company (“FIMCO” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

[1] Each Adviser also has a services agreement with Federated Advisory Services Company (“FASCO”) under which FASCO provides certain advisory services to the Advisers (i.e., traders are employees). These agreements are approved each year with the Investment Advisory Agreements (as defined below) as part of the annual Section 15 advisory agreement approval.

[2] The term “Adviser” includes (i) an Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, an Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The term “Board” also includes the board of trustees or directors of future Subadvised Funds (as defined below), if different from the board of trustees of the Trust.

[4]Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

[5] Affiliated Subadviser includes an adviser that is a less than wholly-owned Subadviser (a “partially-owned Subadviser”), such as Hermes Investment Management Limited where Federated holds a majority 60% interest in the parent company of the Subadviser, Hermes Fund Managers Limited, which owns 100% of the Subadviser, and, upon the exercise in the future of certain put/call rights under a Put/Call Option Deed or other transaction between Federated and another shareholder of the parent, Federated anticipates holding an 89.5% interest in the parent of the Subadviser.

[6] All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

[7] For the purposes of this Application, a “Subadviser” also includes an investment subadviser that provides or will provide the Advisers with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Subadvised Fund’s assets. The Advisers may use the model portfolio to determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

[8] Advisers may also make trades for the Subadvisers.

[9] A Subadvised Fund also may pay advisory fees directly to a Subadviser.

[10] See Section 15(a)(4) of the 1940 Act.

[11] As used herein, Affiliated Subadvisers includes “wholly-owned Subadvisers” and “partially-owned Subadvisers.” A “wholly-owned Subadviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Advisers, (2) a “sister company” of the Advisers that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Advisers. A “partially-owned Subadviser” is an Affiliated Subadviser but refers specifically to a Subadviser like Hermes Investment Management Limited where Federated holds a majority 60% interest in the parent company of the Subadviser, Hermes Fund Managers Limited, which owns 100% of the Subadviser, and, upon the exercise in the future of certain put/call rights under a Put/Call Option Deed or other transaction between Federated and another shareholder of the parent, Federated anticipates holding an 89.5% interest in the parent of the Subadviser. A “Non-Affiliated Subadviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Advisers, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds.

[12] See Section 1(b)(6) of the 1940 Act.

[13] Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

[14] Although the Advisers will not normally make such day-to-day investment decisions, the Advisers retain the right and authority to assume direct responsibility for any function delegated to the Subadvisers.

[15] A Subadvised Fund also may pay advisory fees directly to a Subadviser.

[16] See Carillon Series Trust, et al., Investment Company Act Rel. Nos. 33464 (April 25, 2019) (notice) and 33494 (May 29, 2019) (order).

[17] Any Trustee of the Board that has an ownership interest in a Subadviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

[18] The Advisers are responsible for selecting Subadvisers in the best interests of the Subadvised Funds, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Subadvisory Agreements and material amendments thereto.

[19] A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi -manager Information Statement may be obtained, without charge, by contacting a Subadvised Fund.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure, and will be filed with the Commission via the EDGAR system.

[20] If a Subadvised Fund obtains shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectuses for the Subadvised Funds will at all times, following such shareholder approval, contain appropriate disclosure that the Subadvised Funds have applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Subadvisers and materially amend existing Subadvisory Agreements without soliciting further shareholder votes.

[21] A Subadvised Fund also may pay advisory fees directly to a Subadviser.

[22] The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that, with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that, with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Subadviser.